Exhibit 3.1

CERTIFICATE OF AMENDMENT TO

CERTIFICATE OF INCORPORATION

OF

HMS HOLDINGS CORP.

HMS Holdings Corp. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DCGL”), does hereby certify that:

1.                  This Certificate of Amendment amends the provisions of the Corporation’s Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on July 17, 2013, as amended by the Certificate of Amendment of Certificate of Incorporation of the Corporation filed with the Secretary of State of the State of Delaware on July 9, 2015 (as amended, the “Certificate of Incorporation”).

2.                  Article NINTH of the Certificate of Incorporation is hereby amended and restated in its entirety as set forth in Exhibit A.

3.                  This amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL.

4..                 All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its authorized officer this 23rd day of May, 2018.

By:	/s/ Meredith W. Bjorck
Name:	Meredith W. Bjorck
Title:	Executive Vice President, General Counsel and Corporate Secretary

EXHIBIT A

NINTH: This Article NINTH is inserted for the management of the business and for the conduct of the affairs of the Corporation.

1.                  General Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

2.                  Number of Directors; Election of Directors. Subject to the rights of holders of any series of Preferred Stock to elect directors, the number of directors of the Corporation shall be established by the Board of Directors. Election of directors need not be by written ballot, except as and to the extent provided in the By-laws of the Corporation.

3.                  Terms of Office. Subject to the rights of holders of any series of Preferred Stock to elect directors, commencing with the annual meeting of stockholders held in 2019, each director, other than those who may be elected by the holders of any series of Preferred Stock, shall be elected annually by the stockholders entitled to vote thereon for a one-year term ending on the date of the next succeeding annual meeting of stockholders, provided, however, that any director elected or appointed prior to the 2019 annual meeting of stockholders shall complete the two-year term to which such director has been elected or appointed. The term for the class of directors elected at the 2017 annual meeting of stockholders shall expire at the 2019 annual meeting of stockholders and the term for the class of directors elected at the 2018 annual meeting of stockholders shall expire at the 2020 annual meeting of stockholders. The division of directors into classes shall terminate at the 2020 annual meeting of stockholders. The term of each director shall continue until the election and qualification of his or her successor or until his or her earlier death, resignation, retirement, disqualification or removal from office.

4.                  Quorum. The greater of (a) a majority of the directors at any time in office and (b) one-third of the number of directors fixed pursuant to Section 2 of this Article NINTH shall constitute a quorum of the Board of Directors. If at any meeting of the Board of Directors there shall be less than such a quorum, a majority of the directors present may adjourn the meeting from time to time without further notice other than announcement at the meeting, until a quorum shall be present.

5.                  Action at Meeting. Every act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present shall be regarded as the act of the Board of Directors unless a greater number is required by law or by this Certificate of Incorporation.

6.                  Removal. Subject to the rights of holders of any series of Preferred Stock, directors of the Corporation may be removed with or without cause and only by the affirmative vote of the holders of a majority of the votes which all the stockholders would be entitled to cast in any election of directors. Any director may be removed for cause by a vote of the majority of directors present at a meeting duly held at which a quorum is present.

7.                  Vacancies. Subject to the rights of holders of any series of Preferred Stock, any vacancy or newly created directorship in the Board of Directors, however occurring, shall be filled only by vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director and shall not be filled by the stockholders. In the event of any increase or decrease in the authorized number of directors at any time during which the Board is divided into classes: (a) each director then serving shall nevertheless continue as a director of the class of which he or she is a member until the expiration of his or her term or his or her earlier death, resignation, retirement, disqualification or removal from office; and (b) except to the extent that an increase or decrease in the authorized number of directors occurs in connection with the rights of holders of Preferred Stock to elect additional directors, the newly created or eliminated directorships resulting from any increase or decrease in the authorized number of directors shall be apportioned by the Board among the classes as nearly equal in number as the then total number of directors constituting the whole board of directors permits and the director who is chosen in the manner provided in the By-laws to fill such newly created directorship shall hold office until the expiration of his or her term or until his or her earlier death, resignation, retirement, disqualification or removal from office. A director who fills a vacancy not resulting from an increase in the authorized number of directors shall have the same remaining term as that of his or her predecessor.

8.                  Stockholder Nominations and Introduction of Business, Etc. Advance notice of stockholder nominations for election of directors and other business to be brought by stockholders before a meeting of stockholders shall be given in the manner provided by the By-laws of the Corporation.

9.                  Amendments to Article. Notwithstanding any other provisions of law, this Certificate of Incorporation or the By-laws of the Corporation, and notwithstanding the fact that a lesser percentage may be specified by law, the affirmative vote of the holders of a majority of the votes which all the stockholders would be entitled to cast in any annual election of directors shall be required to amend or repeal, or to adopt any provision inconsistent with, this Article NINTH.

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